[redacted]

08025513

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden<br>hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 36653 |

RECD S.E.C.
FEB 27 2008

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**S&P Investors, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Road, Suite 108
(No. and Street)

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

| Dallas | Texas | 75230 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name*)

| **2300 Honey Locust Drive** | **Irving** | **Texas** | **75063** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
FEB 27 2008
Washington, DC
104

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Stuart G. Potter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **S&P Investors, Inc.**, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANITA FOUGHT
Notary Public, State of Texas
My Comm. Expires 05/29/08

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**S&P INVESTORS, INC.**

**FINANCIAL REPORT**

**DECEMBER 31, 2007**

## CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
S&P Investors, Inc.

We have audited the accompanying statement of financial condition of S&P Investors, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S&P Investors, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 23, 2008



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

**S&P INVESTORS, INC.**
**Statement of Financial Condition**
**December 31, 2007**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 210,451 |
| Commissions receivable from clearing broker/dealer | 7,114 |
| Prepaid expenses | 2,021 |
| Clearing deposit | 6,020 |
| Property and equipment, net of accumulated depreciation of $72,552 | 267 |
| Other assets | 3,109 |
| **TOTAL ASSETS** | $ 228,982 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

### Liabilities

| | |
|---|---|
| Accounts payable | $ 22,272 |
| Commissions payable | 84,678 |
| Accrued expenses | 112 |
| Income taxes payable | 12,719 |
| TOTAL LIABILITIES | 119,781 |

### Stockholders' Equity

| | |
|---|---|
| Common stock, 5,000,000 shares authorized of no par value, 2,550,000 shares issued and 2,168,966 shares outstanding | 40,000 |
| Additional paid-in capital | 7,982 |
| Retained earnings | 71,219 |
| | 119,201 |
| Treasury stock, 381,034 shares at cost | (10,000) |
| TOTAL STOCKHOLDERS' EQUITY | 109,201 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 228,982 |

See notes to financial statements.

**S&P INVESTORS, INC.**
**Statement of Income**
**Year Ended December 31, 2007**

| | |
|---|---|
| **Revenue** | |
| Securities commissions | $ 2,026,745 |
| Finders fees | 724,693 |
| Other revenue | 111,570 |
| Investment company share commissions | 27,023 |
| TOTAL REVENUE | 2,890,031 |
| **Expenses** | |
| Compensation and related costs | 2,503,505 |
| Clearing charges | 286,117 |
| Communications | 37,328 |
| Occupancy and equipment costs | 35,303 |
| Promotional costs | 1,946 |
| Interest Expense | 299 |
| Losses in error accounts | 2,121 |
| Regulatory fees and expenses | 9,306 |
| Other expenses | 50,740 |
| TOTAL EXPENSES | 2,926,665 |
| Net loss before other income and provision for income taxes | (36,634) |
| **Other Income (Loss)** | |
| Realized gain on marketable securities | 87,300 |
| Unrealized loss on marketable securities | (41,475) |
| Net other income | 45,825 |
| Net income before provision for income taxes | 9,191 |
| Provision for income tax | 11,160 |
| **NET LOSS** | $ (1,969) |

See notes to financial statements.

**S&P INVESTORS, INC.**
**Statement of Changes in Stockholders' Equity**
**Year Ended December 31, 2007**

| | Common Shares Issued | Treasury Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| Balances at December 31, 2006 | 2,550,000 | 381,034 | $ 40,000 | $ 7,982 | $ 73,188 | $ (10,000) | $ 111,170 |
| Net loss | - | - | - | - | (1,969) | - | (1,969) |
| Balances at December 31, 2007 | 2,550,000 | 381,034 | $ 40,000 | $ 7,982 | $ 71,219 | $ (10,000) | $ 109,201 |

See notes to financial statements.

**S&P INVESTORS, INC.**
**Statement of Cash Flows**
**Year Ended December 31, 2007**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (1,969) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Depreciation | 6,862 |
| Marketable securities issued for compensation | 122,800 |
| Realized loss on marketable securities | (87,300) |
| Unrealized gain on marketable securities | 41,475 |
| Change in assets and liabilities | |
| Increase in commissions receivable from clearing broker/dealer | (533) |
| Increase in prepaid expenses | (2,021) |
| Decrease in clearing deposit | 2 |
| Increase in other assets | (859) |
| Increase in accounts payable | 11,383 |
| Decrease in commissions payable | (77,962) |
| Decrease in accrued expenses | (34,888) |
| Increase in income taxes payable | 8,519 |
| Net cash used in operating activities | (14,491) |
| **Cash flows from investing activities:** | |
| Purchase of property and equipment | (6,326) |
| Net decrease in cash and cash equivalents | (20,817) |
| Cash and cash equivalents at beginning of year | 231,268 |
| Cash and cash equivalents at end of year | $ 210,451 |

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 298 |
| Income taxes | $ 4,200 |

**Non-Cash Investing Activity:**

The Company transferred marketable securities with a fair value of $122,800 to the majority shareholder as compensation during the year.

See notes to financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

S&P Investors, Inc. (Company) was organized in August 1986 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as an investment advisor with the state of Texas. The Company's customers are primarily individuals in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for by accelerated methods using estimated lives of five to seven years.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)**

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Finders Fees

Revenue from finders fees is recorded when earned.

**Note 2 - Transactions with Clearing Broker/Dealer**

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $6,000 as a deposit in an account with the clearing broker/dealer.

**Note 3 - Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $103,801 and $7,985, respectively. The Company's net capital ratio was 1.15 to 1.

**Note 4 - Property and Equipment**

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

| | |
|---|---|
| Equipment | $ 51,022 |
| Furniture and fixtures | 21,797 |
| | 72,819 |
| Accumulated depreciation | (72,552) |
| | $ 267 |

Depreciation expense for the year was $6,862 and is reflected in the accompanying statement of income in occupancy and equipment costs.

**Note 5 - Profit Sharing Plan**

The Company adopted a profit sharing plan (the Plan) effective May 1992. The Company and eligible employees both may contribute to the Plan. The Plan is administered on a calendar year basis. All employees over age 21 are eligible to participate. Employee salary deferral contributions and earnings on these contributions are 100% vested. Employer contributions and earnings on these contributions are 100% vested after one year of service. There were no Plan expenses incurred for the year ending December 31, 2007. The Company made contributions totaling $30,000 for the year ending December 31, 2007, which are reflected in the accompanying statement of income in compensation and related costs.

**Note 6 - Income Taxes**

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to the unrealized gain on marketable securities sold during the year.

**Note 7 - Commitments and Contingencies**

Leases

The Company leases office space under a noncancelable operating lease, which is personally guaranteed by the Company's president and majority shareholder, expiring December 2008. Future minimum lease payments for each of the years ending December 31 are as follows:

| | |
|---|---|
| 2008 | $ 20,256 |
| Thereafter | - |
| | $ 20,256 |

Office rent expense for the year was $24,223 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Contingencies

There are currently no significant asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

**Note 8 - Concentration of Credit Risk**

Cash held at a one financial institution exceeded the federally insured limit by $110,290 at December 31, 2007; however, this at risk amount is subject to significant fluctuations on a daily basis throughout the year.

**Note 9 - Off-Balance-Sheet Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Schedule I

## S&P INVESTORS, INC.
## Computation of Net Capital and Aggregate Indebtedness
## Pursuant to Rule 15c3-1
## December 31, 2007

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 109,201 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Prepaid expenses | 2,021 |
| Property and equipment, net | 267 |
| Other assets | 3,109 |
| Total deductions and/or charges | 5,397 |
| Net capital before haircuts on securities positions | 103,804 |
| Haircuts on securities: | |
| Cash equivalents | 3 |
| Total haircuts on securities: | 3 |
| Net Capital | $ 103,801 |
| Aggregate indebtedness | |
| Accounts payable | $ 22,272 |
| Commissions payable | 84,678 |
| Accrued expenses | 112 |
| Income taxes payable | 12,719 |
| Total aggregate indebtedness | $ 119,781 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 7,985 |
| Net capital in excess of minimum requirement | $ 95,816 |
| Ratio of aggregate indebtedness to net capital | 1.15 to 1 |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as filed by S&P Investors, Inc. on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)**

Board of Directors
S&P Investors, Inc.

In planning and performing our audit of the financial statements of S&P Investors, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 23, 2008



END